PARKWAY ACQUISITION CORP.

March 8, 2016

VIA EDGAR

Dietrich A. King

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Parkway Acquisition Corp.
Registration Statement on Form S-4
Filed January 20, 2016
File No. 333-209052

Dear Mr. King:

Parkway Acquisition Corp. (the “Company,” “we,” “our” or “us”) has received your letter dated February 17, 2016, containing comments on the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). This letter on behalf of the Company responds to each of the comments set forth in your letter. For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we will separately furnish to you a copy of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on January 20, 2016.

Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Prospectus Cover Page

1.	Please disclose the total number of shares of Parkway common stock you expect to issue in the merger, as well as the percentage of such shares the former Grayson shareholders collectively will receive and the percentage the former Cardinal shareholders collectively will receive. Please make conforming revisions in second answer on page 2 and in section entitled “Exchange Ratio” on page 10 of the Summary.

We respectfully advise that we have revised the disclosure on the cover page of the prospectus, on page 3 and on page 11 in response to this comment.

Risk Factors, page 23

2.	Please add risk factor disclosure to address the material risks associated with the exclusive forum provision in Section 5.6 of your Bylaws.

We respectfully advise that we have revised the disclosure on page 33 in response to this comment.

The Merger

Background of the Merger, page 45

3.	Please disclose how the parties determined the transaction structure and the $10.45 per share valuation for Parkway common stock.

We respectfully advise that we have revised the disclosure beginning on page 46 in response to this comment. The $10.45 per share is not necessarily a valuation of Parkway common stock that is relevant to the background of the merger negotiations, but instead was determined solely for the purpose of paying cash for any fractional shares of Parkway common stock upon closing. We have revised the disclosure on pages 11-12 and 80 to reflect how the parties determined this number.

4.	We note your disclosure in the penultimate paragraph on page 45 that in “July 2015, the Cardinal Board vastly expanded CCG’s role by contracting with CCG to provide the services of a special advisor and consultant, Mr. Litz Van Dyke, to take an active role in the strategic planning process.” Please provide the information required by Item 1015(b) of Regulation M-A for CCG Catalyst Consulting Group and Mr. Van Dyke or tell us why you believe this information is not required. Please refer to Item 4(b) of Form S-4.

We respectfully advise that Item 4(b) of Form S-4 requires that if “a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A…” Mr. Litz Van Dyke and CCG Catalyst Consulting Group did not render any “report, opinion or appraisal” to Cardinal relative to the merger. Mr. Van Dyke and CCG provided assistance to the Board and management of Cardinal by assisting with the creation of a strategic plan and assisting with the execution of that plan. No report, opinion or appraisal was provided by Mr. Van Dyke or CCG to Cardinal.

5.	Regarding the July 31, 2015 special meeting of the Cardinal board, please clarify whether Bank Street Partners, CCG or Mr. Van Dyke attended the meeting, and if any of them did, please clarify their roles at the meeting.

We respectfully advise that we have revised the disclosure on page 47 in response to this comment.

6.	Regarding the exchange ratios in the October 6, 2015 nonbinding letter of intent, please expand your disclosure to describe how the parties determined the exchange ratios. Please address any negotiations that took place as well as the roles, if any, of the advisors to each board of directors.

We respectfully advise that we have revised the disclosure on page 48 in response to this comment.

Opinion of Grayson’s Financial Advisor

Other Considerations, page 54

7.	As required by Item 4(b) of Form S-4 and Item 1015(b)(3) and (4) of Regulation M-A, please revise your disclosure in the last two paragraphs on page 54 as follows:

•	describe the method used by Grayson to select Raymond James; and

•	quantify the various fees paid by Grayson to Raymond James, including the amount of the customary investment banking fee, the amount of the customary fee for advisory services, including the amount contingent upon the closing of the merger, and the amount of the retainer.

We respectfully advise that we have revised the disclosure on pages 51 and 57 in response to this comment.

Opinion of Cardinal’s Financial Advisor, page 60

8.	As required by Item 4(b) of Form S-4 and Item 1015(b)(3), (4) and (5) of Regulation M-A, please revise your disclosure as follows:

•	describe the method used by Cardinal to select Banks Street Partners;

•	quantify the fees paid by Cardinal to Banks Street Partners when it rendered its fairness opinion and describe the contingent nature and the amount of the fees to be paid to BSP upon the closing of the merger transaction;

•	describe any material relationship that existed during the past two years or is mutually understood to be contemplated between Banks Street Partners its affiliates, and/or unaffiliated representative and Cardinal or its affiliates and any compensation received or to be received as a result of the relationship; and

•	state whether Cardinal or an affiliate determined the amount of consideration to be paid or whether Banks Street Partners recommended the amount of consideration to be paid.

We respectfully advise that we have revised the disclosure on page 63 in response to this comment.

Material United States Federal Income Tax Consequences

Merger as a Tax-Free Reorganization, page 73

9.	Please remove the language in the first paragraph that assumes the merger will qualify as a reorganization under Section 368 of the Code. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19, which is available on our website.

We respectfully advise that we have revised the disclosure on page 76 in response to this comment.

10.	Please disclose that you undertake to recirculate and resolicit if the conditions concerning receipt of tax opinions from Williams Mullen and Gentry Locke are waived and the change in tax consequences is material. Please refer to Section III.D.3 of Staff Legal Bulletin No. 19.

We respectfully advise that we have revised the disclosure on page 77 in response to this comment.

11.	Please revise the paragraph in bold text on page 76 to eliminate the second sentence. Please note that investors are entitled to rely on the tax discussion, and the discussion must encompass all material federal income tax consequences. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19..

We respectfully advise that we have revised the disclosure on page 79 in response to this comment.

The Merger Agreement

Representations and Warranties, page 78

12.	We note your statements in the first paragraph on page 80 regarding the representations and warranties in the merger agreement including the following statements:

•	the representations and warranties “were made solely for the benefit of Grayson, Cardinal and Parkway and were not intended to establish matters as facts;” and

•	“The merger agreement is described in, and included as Appendix A to this joint proxy statement/prospectus, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Grayson, Cardinal or Parkway, or their respective businesses.”

Please note that the merger agreement appended to your proxy statement/prospectus constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to place in context the information contained in or otherwise incorporated into that agreement, so that such information is not misleading. Please refer to “Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission

Statement on Potential Exchange Act Section 10(b) and Section 14(a) Liability,” Exchange Act Release No. 51283 (March 1, 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any potential implication that the merger agreement does not constitute disclosure under the federal securities laws.

We respectfully advise that we have revised the disclosure on page 83 in response to this comment.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 86

13.	Please revise the header of the pro forma balance sheets and statements of operations on pages 88 through 91 to indicate that the pro forma financial statements are those of Parkway Acquisition Corp.

We respectfully advise that we have revised the disclosure on pages 90-91 in response to this comment.

14.	Please revise your notes to the unaudited pro forma financial statements to include a footnote that presents your preliminary purchase price allocation. In this regard, provide a schedule to show the calculation of the purchase price, assets acquired and liabilities assumed from Cardinal Bankshares Corp., and preliminary pro forma goodwill, if any. Please ensure that the amounts presented can be easily reconciled with those amounts discussed on page 92 (Note 1. Pro Forma Adjustments).

We respectfully advise that we have revised the disclosure on page 94 in response to this comment.

Pro Forma Combined Condensed Consolidated Statement of Operations, page 89

15.	Please revise to present here and on page 91, historical earnings per share information for Grayson Bankshares, Inc. and Cardinal, and pro forma earnings per share information for Parkway.

We respectfully advise that we have revised the disclosure on page 91 in response to this comment.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Note 1. Pro Forma Adjustments, page 92

16.	Please revise your pro forma balance sheet to include an adjustment (and a related footnote) to reflect the capitalization of Parkway and the equity exchange of Grayson and Cardinal. Show the share exchange computations in the related footnote.

We respectfully advise that we have revised the disclosure on page 90 and 93 in response to this comment.

17.	Please revise your disclosure related to adjustment 2 to explain in greater detail how you determined this adjustment. To the extent that there are multiple factors contributing to this adjustment, discuss each and quantify the amounts accordingly.

We respectfully advise that we have revised the disclosure on page 92 in response to this comment.

18.	Please revise your disclosure related to adjustment 6 to show your calculations of the various income tax adjustments.

We respectfully advise that we have revised the disclosure on pages 92-93 in response to this comment.

19.	Please revise your disclosure related to adjustment 8 to explain in greater detail how you determined this adjustment.

We respectfully advise that we have revised the disclosure on page 93 in response to this comment.

Note 2. Merger Related Charges, page 93

20.	We note that you included estimates for professional fees, salaries and employee benefits, and data processing and other expenses in your merger related charges. We also note that your estimates include personnel, benefit plans, premises, equipment, and service contracts to determine where the companies may take advantage of redundancies. Please tell us how these estimated adjustments meet the S-X Article 11-02 (b)(6) criteria for pro forma adjustments. Please advise or revise as necessary.

We respectfully advise that these estimated transaction costs are not presented as adjustments in the pro forma consolidated statement of operations. The $4.0 million adjustment to cash is presented only to adjust combined capital for the impact of nonrecurring costs in the pro forma balance sheet. We have revised the disclosure in note 1 on page 92 and in note 2 on page 94 to clarify these items in response to this comment.

Grayson’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 105

21.	Please revise your Guide III tables and related disclosures to include information for the interim period ended September 30, 2015 (refer to number 3 in the general instructions).

Amendment No. 1 includes financial statements and management’s discussion and analysis of financial condition and results of operations for the full year ended December 31, 2015. As such, no interim financial statements are presented.

Description of Parkway Common Stock, page 150

22.	Please remove from the italicized introductory paragraph the qualification with respect to Virginia law. Please refer to Rule 411(a) under the Securities Act.

We respectfully advise that we have revised the disclosure on page 135 in response to this comment.

Parkway’s Articles of Incorporation and Bylaws, page 151

23.	Please revise this section to add a brief discussion of the exclusive forum provision in Section 5.6 of the Bylaws of Parkway. If neither Grayson nor Cardinal has such a provision in their respective Articles of Incorporation or Bylaws, please also add a discussion consistent with Item 4(a)(4) of Form S-4 in the section entitled “Comparison of Shareholders’ Rights” beginning on page 155.

We respectfully advise that we have revised the disclosure on pages 136 and 143 in response to this comment.

Grayson Bankshares, Inc. Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-9

24.	Please revise your disclosure to include your accounting policy for troubled debt restructurings.

We respectfully advise that we have revised the disclosure on page F-11 in response to this comment.

Note 5. Allowance for Loan Losses and Impaired Loans, F-16

25.	We note your disclosures on page 108 (Critical Accounting Policies) and within Note 1 on page F-9 (Allowance for Loan Losses) that your allowance is based on specific, general and unallocated components. However, it is not clear where you disclosed the amount of unallocated allowance for the years presented. Please advise and revise to disclose the amount of unallocated allowance in each of your year-end balances.

We respectfully advise that we have revised the disclosure on page 114 in its Management’s Discussion and Analysis in response to this comment.

Agreement and Plan of Merger, Appendix A

26.	Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

We respectfully advise that we have revised the disclosure on a new schedule following Appendix A in response to this comment.

Opinion of Raymond James & Associates, Inc., Appendix B

27.	Please clarify for us the purpose and intent of the parenthetical clause in the first sentence of the last paragraph on page B-4 or delete this apparent limitation on the ability of investors to rely on the opinion. In addition, please tell us the legal basis for the following sentence in the same paragraph or delete it: “Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party.”

We respectfully advise that we have included a revised opinion of Raymond James as Appendix B in response to this comment.

Opinion of BSP Securities, LLC, Appendix C

28.	Please request that BSP revise its fairness opinion to delete the limitation on reliance in the second to last sentence of the first paragraph on page C-4 of its fairness opinion.

We respectfully advise that we have included a revised opinion of BSP as Appendix C in response to this comment.

Exhibit 8.1

29.	Please request that Williams Mullen revise its tax opinion to opine as to the material federal tax consequences of the merger. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19. Please note that a description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

We respectfully advise that we have included a revised opinion of Williams Mullen as Exhibit 8.1 in response to this comment.

Exhibit 8.2

30.	Please request that Gentry Locke revise its tax opinion to opine as to the material federal tax consequences of the merger. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19. Please note that a description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

We respectfully advise that we have included a revised opinion of Gentry Locke as Exhibit 8.2 in response to this comment.

*    *    *    *    *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 773-2811 or our counsel, Wayne A. Whitham, Jr. at Williams Mullen, at (804) 420-6583.

Thank you for your assistance in this matter.

Yours truly,

/s/ J. Allan Funk
J. Allan Funk
President and Chief Executive Officer